Exhibit 12.1

Ally Financial Inc.

Ratio of Earnings to Fixed Charges

Year ended December 31, ($ in millions)	2010 (a)	2009 (a)	2008 (a)	2007 (a)	2006 (a)
Earnings
Consolidated net income (loss) from continuing operations	$1,026	$(7,033)	$4,873	$(1,918)	$1,840
Income tax expense (benefit) from continuing operations	153	74	(136)	496	22
Equity-method investee distribution	—	—	111	65	651
Equity-method investee (losses) earnings	(57)	(10)	533	5	(512)
Minority interest expense	1	1	1	2	9

Consolidated income (loss) from continuing operations before income taxes, minority interest, and income or loss from equity investees	1,123	(6,968)	5,382	(1,350)	2,010
Fixed charges	6,915	7,202	10,218	13,725	14,705

Earnings available for fixed charges	$8,038	$234	$15,600	$12,375	$16,715

Fixed charges
Interest, discount, and issuance expense on debt	6,883	7,166	10,166	13,665	14,639
Portion of rentals representative of the interest factor	32	36	52	60	66

Total fixed charges	6,915	7,202	10,218	13,725	14,705
Preferred dividend requirements	2,138	1,224	—	192	22

Total fixed charges and preferred dividend requirements	$9,053	$8,426	$10,218	$13,917	$14,727

Ratio of earning to fixed charges (b)	1.16	0.03	1.53	0.90	1.14
Ratio of earnings to fixed charges and preferred dividend requirements (c)	0.89	0.03	1.53	0.89	1.13

(a)	During 2009, we committed to sell certain operations of our International Automotive Finance operations, Insurance operations, Mortgage operations, and Commercial Finance Group. We report these businesses separately as discontinued operations in the Consolidated Financial Statements. See Note 2 to the Consolidated Financial Statements for further discussion of our discontinued operations. All reported periods of the calculation of the ratio of earnings to fixed charges exclude discontinued operations.
(b)	The ratio calculation indicates a less than one-to-one coverage for the years ended December 31, 2009 and 2007. Earnings available for fixed charges for the years ended December 31, 2009 and 2007, were inadequate to cover total fixed charges. The deficient amount for the ratio was $6,968 million for 2009 and $1,350 million for 2007.
(c)	The ratio calculation indicates a less than one-to-one coverage for the years ended December 31, 2010, 2009 and 2007. Earnings available for fixed charges for the years ended December 31, 2010, 2009 and 2007, were inadequate to cover total fixed charges. The deficient amount for the ratio was $1,015 million for 2010, $8,192 million for 2009, and $1,542 million for 2007.